Exhibit 6

ROSCOE POSTLE ASSOCIATES INC.	www.rpacan.com

James L. Pearson	David W. Rennie
Suite 501	Suite 304, PO Box 19
55 University Ave.	595 Howe Street
Toronto, Ontario	Vancouver, British Columbia
M6J 2H7	Canada V6C 2T5
Tel: (416) 947-0907	Tel: (604) 602-6767
Fax: (416) 947-0395	Fax: (602) 602-0235
Email: jpearson@rpacan.com	Email: drennie@rpacan.com
CONSENT
TO:
Ontario Securities Commission
Suite 1903,
20 Queen Street West
Toronto, Ontario
M5H 3S8
Securities Exchange Commission
100 F Street, NE
Washington, DC 20549
Re: El Peñon Mine 2005 Yearend Mineral Reserve and Resource Statement
We, David W. Rennie and James L. Pearson, do hereby consent to the public filing of the Letter of Audit titled “El Peñon Mine 2005 Yearend Estimate of Mineral Reserves and Resources”, prepared for Meridian Gold Company, and dated February 6, 2006, and any extracts from, or a summary of, the Letter of Audit in the written disclosure set out in an AIF on SEDAR and EDGAR, and to the filing of the Letter of Audit with the securities regulatory authorities referred to above.
We also certify that we have read the written disclosure set out in the AIF being filed and that it fairly and accurately represents the information in the Letter of Audit that supports this disclosure.
Dated this 23rd Day of March, 2006

(SEAL)	(SEAL)
David W. Rennie, P. Eng.	James L. Pearson, P. Eng.
Consulting Geological Engineer	Associate Consulting Mining Engineer

Roscoe Postle Associates Inc.